FILE NO 333-64124-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank’s Rule 144A Supplemental Program under the bank’s Global Medium Term Note Program”.

GROUP SECRETARIAT

500 Bourke Street
Melbourne
Victoria 3000
Australia

Telephone	61 3 8641 4160
Facsimile	61 3 8641 4927

December 2006

Company Announcements Office

Australian Stock Exchange Limited

NATIONAL RMBS TRUST 2006-1 (NAA)

CHANGE OF REGISTERED OFFICE

The Registered Office of National Global MBS Manager Pty Ltd has changed to:

LEVEL 35, 500 BOURKE STREET

MELBOURNE VIC 3000

There is no change to the telephone or fax numbers.

National Global MBS Manager Pty Ltd is the manager of National RMBS Trust 2006-1.

MJ HEALEY

Company Secretary

National Global MBS Manager Pty Limited

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •14 December 2006	Name: Brendan T Case
Title: Associate Company Secretary